1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Mar 27, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/03/27

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Consolidated Financial Statements for the Years Ended December 31, 2006 and 2007, and for Each of the Three Years in the Period Ended December 31, 2007 and Report of Independent Registered Public Accounting Firm

2.	Press Release to report Operating Results for Fourth Quarter and Full Year 2007

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2006 and 2007, and for

Each of the Three Years in the Period Ended

December 31, 2007 and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the Company) as of December 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2006 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes upon adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Financial Accounting Standard No. 109”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented for the convenience of the readers.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 18, 2008

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	Notes	December 31
		2006	2007
		NT$	NT$	US$
				(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,4,24	$70,673	$76,233	$2,351
Short-term investments	2,5,24	6,951	18,809	580
Trade notes and accounts receivable, net	2,6,20	12,630	11,456	353
Inventories	2,7	2,183	4,303	133
Prepaid expenses		907	985	30
Deferred income taxes	2,19	1,271	1,432	44
Other current assets	24	6,287	7,729	238

Total current assets		100,902	120,947	3,729

LONG-TERM INVESTMENTS	2,8,24	3,546	4,623	143

PROPERTY, PLANT AND EQUIPMENT, NET	2,10,20	277,426	265,183	8,177

INTANGIBLE ASSETS
3G concession, net	2	8,983	8,235	254
Patents and computer software, net	2	210	338	10
Goodwill	2	73	211	7
Other	2	—	160	5

Total intangible assets		9,266	8,944	276

OTHER ASSETS
Deferred income taxes, non-current	2,19	3,457	2,957	92
Other	18,21,24	4,184	3,580	110

Total other assets		7,641	6,537	202

TOTAL		$398,781	$406,234	$12,527

	Notes	December 31
		2006	2007
		NT$	NT$	US$
				(Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	12,24	$126	$36	$1
Trade notes and accounts payable	20	9,906	11,598	358
Income tax payable	2,19	12,469	11,598	358
Accrued expenses	11,20	19,937	16,585	511
Current portion of deferred income	2	8,354	9,037	279
Current portion of long-term loans	14,24	323	20	1
Customers’ deposits	24	6,654	6,386	197
Due to stockholders for capital reduction	15	—	9,558	294
Other current liabilities	12,20	9,344	9,664	298

Total current liabilities		67,113	74,482	2,297

LONG-TERM LIABILITIES
Deferred income, net of current portion	2	9,350	6,578	203
Accrued pension liabilities	2,18	1,612	3,903	120
Other		561	733	23

Total long-term liabilities		11,523	11,214	346

Total liabilities		78,636	85,696	2,643

MINORITY INTEREST		98	2,655	82

COMMITMENTS AND CONTINGENT LIABILITIES	21,23

STOCKHOLDERS’ EQUITY	15
Capital stock - NT$10 (US$0.3) par value
Authorized - 12,000,000,000 common shares
Issued and outstanding - 9,667,845,093 common shares		96,678	96,678	2,981
Additional paid-in capital		164,330	154,678	4,770
Retained earnings		58,727	73,567	2,268
Other comprehensive income		312	67	2
Treasury stock - 110,068,181 common shares	16	—	(7,107)	(219)

Total stockholders’ equity		320,047	317,883	9,802

TOTAL		$398,781	$406,234	$12,527

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Notes	Year Ended December 31
		2005	2006	2007
		NT$	NT$	NT$	US$
					(Note 3)
REVENUES	20	$184,696	$186,342	$200,911	$6,195

OPERATING COSTS AND EXPENSES	2
Costs of revenues, excluding depreciation and amortization	2,20	68,073	62,606	71,237	2,197
Marketing, excluding depreciation and amortization		23,650	20,651	21,788	671
General and administrative, excluding depreciation and amortization		3,505	3,314	3,125	97
Research and development, excluding depreciation and amortization		3,144	2,824	2,586	80
Depreciation and amortization—cost of revenues		38,800	38,353	37,056	1,143
Depreciation and amortization—operating expenses		2,363	2,297	2,305	71

Total operating costs and expenses		139,535	130,045	138,097	4,259

INCOME FROM OPERATIONS		45,161	56,297	62,814	1,936

OTHER INCOME (EXPENSES)
Interest income		452	804	1,453	45
Interest expense		(2)	(6)	(15)	—
Realized and unrealized loss on derivative financial instruments		—	(52)	(856)	(26)
Impairment loss on long-term investments		(740)	—	(22)	(1)
Other income (expenses), net		1,161	297	959	29

Total other income		871	1,043	1,519	47

INCOME BEFORE INCOME TAX AND MINORITY INTEREST		46,032	57,340	64,333	1,983
INCOME TAX EXPENSE	2,19	12,733	15,281	14,543	448

INCOME BEFORE MINORITY INTEREST		33,299	42,059	49,790	1,535
MINORITY INTEREST		—	(13)	339	10

NET INCOME		$33,299	$42,072	$49,451	$1,525

BASIC EARNINGS PER SHARE	2	$3.08	$3.95	$4.68	$0.14

DILUTED EARNINGS PER SHARE		$—	$—	$4.67	$0.14

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		10,803,623,907	10,653,713,419	10,577,804,523	10,577,804,523

NET INCOME PER PRO FORMA EQUIVALENT ADS	2
Basic		$30.82	$39.49	$46.75	$1.44

Diluted		$—	$—	$46.74	$1.44

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING		1,080,362,391	1,065,371,342	1,057,780,452	1,057,780,452

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Notes	Year Ended December 31
		2005	2006	2007
		NT$	NT$	NT$	US$
					(Note 3)
COMPREHENSIVE INCOME
Net income	2	$33,299	$42,072	$49,451	$1,525
Cumulative translation adjustments		2	—	1	—
Unrealized gain on available-for-sale securities held by investees		—	—	2	—
Unrealized gain (loss) on available-for-sale securities	2,6	—	541	(505)	(15)
Defined benefit pension plan adjustment		—	—	257	8

Comprehensive income		$33,301	$42,613	$49,206	$1,518

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock		Additional Paid-in Capital	Retained Earnings				Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
	Common Shares	Amount		Legal Reserve	Special Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	$96,477	$136,362	$34,287	$2,676	$48,946	$85,909	$(5)	$—	$318,743
Additional capital contributed by government	—	—	6	—	—	—	—	—	—	6
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	12,770	—	—	—	—	—	—	12,770
Additional capital contributed by MOTC—pension	—	—	8,352	—	—	—	—	—	—	8,352
Appropriations and distributions of 2004 earnings:
Legal reserve	—	—	—	4,986	—	(4,986)	—	—	—	—
Special reserve	—	—	—	—	4	(4)	—	—	—	—
Cash dividends—NT$4.7 per share	—	—	—	—	—	(45,344)	(45,344)	—	—	(45,344)
Net income	—	—	—	—	—	33,299	33,299	—	—	33,299
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	2	—	2

BALANCE, DECEMBER 31, 2005 (IN NT$)	9,647,724,900	96,477	157,490	39,273	2,680	31,911	73,864	(3)	—	327,828
Additional capital contributed by the MOTC through selling shares to employees at a discounted price (Note 17)	—	—	503	—	—	—	—	—	—	503
Employee stock bonus (Note 16)	23,005,695	230	1,151	—	—	—	—	—	—	1,381
Appropriations and distributions of 2005 earnings:
Legal reserve	—	—	—	4,765	—	(4,765)	—	—	—	—
Cash dividends—NT$4.3 per share	—	—	—	—	—	(40,660)	(40,660)	—	—	(40,660)
Stock dividends—NT$0.2 per share	189,114,498	1,891	9,456	—	—	(11,347)	(11,347)	—	—	—
Consolidated net income	—	—	—	—	—	42,072	42,072	—	—	42,072
Purchase treasury stock—192,000,000 shares	—	—	—	—	—	—	—	—	(11,392)	(11,392)
Cancellation of treasury stock—192,000,000 shares	(192,000,000)	(1,920)	(4,270)	—	—	(5,202)	(5,202)		11,392	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	541	—	541
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	—	—	—	—	(226)	—	(226)

BALANCE, DECEMBER 31, 2006 (IN NT$)	9,667,845,093	96,678	164,330	44,038	2,680	12,009	58,727	312	—	320,047
Appropriations and distributions of 2006 earnings:
Legal reserve	—	—	—	3,998	—	(3,998)	—	—	—	—
Reversal of special reserve	—	—	—	—	(1)	1	—	—	—	—
Cash dividends—NT$3.58 per share	—	—	—	—	—	(34,611)	(34,611)	—	—	(34,611)
Capital surplus transferred to capital stock	966,784,509	9,668	(9,668)	—	—	—	—	—	—	—
Purchase treasury stock—121,075,000 shares	—	—	—	—	—	—	—	—	(7,217)	(7,217)
Capital reduction	(966,784,509)	(9,668)	—	—	—	—	—	—	110	(9,558)
Consolidated net income	—	—	—	—	—	49,451	49,451	—	—	49,451
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	1	—	1
Unrealized gain on available-for-sale securities held by investees	—	—	—	—	—	—	—	2	—	2
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(505)	—	(505)
Increase in interest on issuance of stock by investees	—	—	16	—	—	—	—	—	—	16
Defined benefit pension plan adjustment	—	—	—	—	—	—	—	257	—	257

BALANCE, DECEMBER 31, 2007 (IN NT$)	9,667,845,093	$96,678	$154,678	$48,036	$2,679	$22,852	$73,567	$67	$(7,107)	$317,883

BALANCE, DECEMBER 31, 2007 (IN US$) (Note 3)	9,667,845,093	$2,981	$4,770	$1,481	$83	$704	$2,268	$2	$(219)	$9,802

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$33,299	$42,072	$49,451	$1,525
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	920	617	606	19
Depreciation and amortization	41,163	40,650	39,361	1,214
Realized and unrealized loss on derivative financial instruments	—	52	856	26
Impairment loss on long-lived assets	343	—	2	—
Impairment loss on long-term investments	740	—	22	1
Gain on sales of short-term investments	(232)	(125)	(362)	(11)
Gain on sales of long-term investments	—	—	(10)	—
Loss on sale of investments in private mutual fund	—	7	—	—
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	(305)	(751)	34	1
Equity in earnings of equity investees	(160)	(97)	(132)	(4)
Cash dividends received from equity investees	66	42	44	1
Unrealized losses on investment in private mutual fund	19	—	—	—
Share—based compensation	12,770	503	14	—
Employee stock bonus	—	1,151	100	3
Deferred income taxes	9,689	1,406	275	8
Minority interest	—	(13)	339	10
Other	—	—	(2)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(72)	(298)	1,257	39
Inventories	(831)	580	(623)	(19)
Prepaid expenses	(547)	243	(95)	(3)
Other current assets	(4,210)	(494)	(426)	(13)
Other assets	(274)	285	(155)	(6)
Increase (decrease) in:
Trade notes and accounts payable	(4,002)	(1,500)	1,023	32
Income tax payable	(4,035)	11,472	(1,000)	(31)
Accrued expenses	1,642	4,120	(3,367)	(104)
Customers’ deposits	(1,012)	(738)	(290)	(9)
Other current liabilities	587	774	(15)	—
Accrued pension liabilities	1,381	1,269	2,649	82
Deferred income	(772)	(1,377)	(2,491)	(77)
Other liabilities	4	301	183	6

Net cash provided by operating activities	86,171	100,151	87,248	2,690

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	$(4,824)	$(4,149)	$(22,696)	$(700)
Proceeds from disposal of available-for-sale securities	—	12,001	11,738	362
Acquisitions of held-to-maturity financial assets	—	—	(1,198)	(37)
Proceeds from disposal of held-to-maturity financial assets	—	—	49	2
Acquisition of long-term investments	—	(97)	(1,365)	(42)
Proceeds from disposal of long-term investments	—	—	69	2
Acquisition of investment in private mutual fund	(500)	—	—	—
Proceeds from disposal of investments in private mutual fund	—	474	—	—
Acquisitions of property, plant and equipment	(22,930)	(27,681)	(25,068)	(773)
Proceeds from disposal of property, plant and equipment	374	779	108	3
Acquisitions of patents and computer software	(139)	(170)	(274)	(8)
Acquisition of subsidiary, net of cash and cash equivalents acquired	—	(283)	(768)	(24)

Net cash used in investing activities	(28,019)	(19,126)	(39,405)	(1,215)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	—	11	(90)	(3)
Payments on principal of long-term loans	(200)	(202)	(910)	(28)
Increase in long-term loans	—	—	22	1
Proceeds from exercise of employee stock option	—	—	29	1
Cash dividends paid	(45,344)	(40,660)	(34,611)	(1,067)
Cash dividends paid to minority stockholders of subsidiaries	—	—	(141)	(4)
Minority stockholders’ contribution	—	—	78	2
Purchase of treasury stock	—	(11,392)	(7,217)	(223)

Net cash used in financing activities	(45,544)	(52,243)	(42,840)	(1,321)

EFFECTS OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	—	—	(1)	—

CASH BALANCE OF SENAO AND ITS SUBSIDIARIES UPON ITS CONSOLIDATION	—	—	801	25

CASH BALANCE OF SENAO NETWORKS AND ITS SUBSIDIARIES UPON ITS DECONSOLIDATION	—	—	(243)	(7)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,608	28,782	5,560	172
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,283	41,891	70,673	2,179

CASH AND CASH EQUIVALENTS, END OF YEAR	$41,891	$70,673	$76,233	$2,351

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
SUPPLEMENTAL INFORMATION
Interest paid	$2	$7	$18	$1

Income tax paid	$11,419	$1,287	$15,268	$471

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
Acquisition of subsidiary, net of cash and cash equivalents acquired is as follows:
Assets acquired		$456	$1,206	$37
Goodwill		73	138	4
Negative goodwill		—	(2)	—
Liabilities assumed		(246)	(574)	(17)

Acquisitions of subsidiary, net of cash and cash equivalents acquired		$283	$768	$24

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$323	$20	$—

Activities related to the settlement of the pension obligations upon privatization:
Accrued pension liabilities	$46,915
Deferred pension cost	(34,504)
Deferred income taxes	(4,059)

Additional capital contributed by MOTC—pension	$8,352

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, Chunghwa was subject to requirements imposed by the MOTC before February 2, 2006. After February 2, 2006, Chunghwa is subject to requirements imposed by the National Communications Commission.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to Chunghwa’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold Chunghwa’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of Chunghwa and the privatization plan was completed. The MOTC and Taiwan Mobile Co. sold 505,388,900 and 58,959,000 common shares of Chunghwa, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of December 31, 2007 the MOTC owns 35.25% shares of Chunghwa.

Chunghwa’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, Chunghwa maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, Chunghwa is no longer required to follow the ROC government regulations for state-owned enterprises. The accompanying consolidated financial statements including the accounts of Chunghwa and its subsidiaries (collectively, “the Company”) have been prepared to present its financial positions, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements consolidate the results and assets and liabilities of all entities within the scope FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN46R”) which are Variable Interest Entities (VIEs) where the Company is the primary beneficiary. For entities which are not VIEs the Company consolidates all directly and indirectly majority owned subsidiaries of the Company applying the criteria in FASB Statement No. 94 “Consolidation of All Majority-Owned Subsidiaries”. All significant intercompany balances and transactions are eliminated upon consolidation.

Chunghwa has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company. Beginning from September 2006, Chunghwa acquired 70% ownership of CHIEF Telecom Co., Ltd. (“CHIEF”) and consolidated the accounts from that date. Chunghwa acquired 31.33% of ownership of SENAO International Co., Ltd. (“SENAO”) on January 15, 2007 and beginning from April 12, 2007, Chunghwa obtained four out of seven seats of the board of the directors of SENAO. Chunghwa has obtained substantial control in SENAO by controlling the board of directors of SENAO and consolidated the accounts of SENAO and its subsidiaries from that date. Chunghwa has established Yellow Page Co., Ltd. (“CIYP”) in January 2007, and consolidated the accounts since then. Beginning from December 20, 2007, Chunghwa acquired 100% ownership of Chunghwa System Integration Co., Ltd. (“CHSI”), Chunghwa Telecom Global, Inc. (“CHTG”) and Donghwa Telecom Co., Ltd. (“DHT”) and consolidated the accounts from that date.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment in stockholders’ equity.

b.	Financial assets and liabilities—credited or charged to current income.

Business Combination

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed, by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable net assets.

The interest of minority stockholders in the acquiree is initially measured at historical cost.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit, commercial paper and treasury bill with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term investments include open-ended mutual funds, real estate investment trust funds and listed stocks which are classified as available-for-sale securities. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

Inventories, consisting mainly of telecommunication cables and cellular phones, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Long-term Investments

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the fair value of the net assets of the investee at the date of acquisition is recognized as goodwill which is not amortized. Changes in ownership percentage of equity method investees caused by capital transactions of the equity method investees are recognized as a component of equity. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Profits and losses arising from equipment purchases from equity investees are eliminated. For other-than-temporary declines in the value of investments accounted for using the equity method, the investment is reduced to its fair value and an impairment loss is recognized.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

Held-to-maturity financial assets are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. Held-to-maturity financial assets which mature within one year are classified as short-term investment.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets’ estimated useful life using the straight-line method.

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-30
Exchange equipment	5-20
Miscellaneous equipment	2-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Gains and losses on the sale or disposal of property, plant and equipment are recorded as costs of revenues.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

3G Concession

3G Concession represents the amount paid by the Company on March 11, 2002 to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The holder of the concession must then obtain a network construction permit from the DGT. Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The Company received a 3G license from MOTC on May 26, 2005 and commenced operations of the network on the same day. The 3G license is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Amortization expense for the years ended December 31, 2005, 2006 and 2007 was NT$447 million, NT$749 million and NT$748 million, respectively.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the years ended December 31, 2005, 2006 and 2007 were NT$154 million, NT$145 million and NT$150 million, respectively. Accumulated amortization was NT$1,278 million and NT$1,439 million as of December 31, 2006 and 2007, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not subject to amortization but is tested for impairment in accordance with statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other Intangible Assets.”

Intangible Assets—Other

Intangible assets include trademark, customer relationship and order backlog. The trademark is amortized on a straight-line basis over 3 to 20 years. The customer relationship is amortized in proportionate to expected revenues over three years. The order backlog is amortized on a straight-line basis over 90 days.

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned in accordance with Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition. When the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

The following describes the application of that general policy to particular revenue streams.

The Company records service revenues as follows. Usage revenues from fixed-line services, cellular services, internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract bundled with the handsets.

Deferred income represents one-time connection fees from subscribers and advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises. The deferred income related to one-time connection fees is recognized over the average expected customer service periods shown as follows:

	As of December 31
	2006	2007
Fixed-line	16	13
Cellular	4	4
Paging	2	—
Internet	4	4

Deferred income related to advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises is recognized as revenues when it is earned and realized or realizable.

The Company expenses the direct cost related to deferred income as incurred.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Total consideration received from 3G data cards does not have objective and reliable fair values for delivered and undelivered items; therefore, the recognition of revenues follows one unit of accounting.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company invests its cash with several high-quality financial institutions. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations.

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign private issuer, Chunghwa adopted SFAS No. 87, “Employers’ Accounting for Pensions,” on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company had allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

The projected benefit obligation had been determined by actuarial methods based on the related employees’ service through the date of privatization. An intangible asset representing the unrecognized net losses and unrecognized transition obligations had been recorded on the balance sheet as deferred pension cost. Such amounts represented an additional minimum pension liability and were recorded as an asset as such costs represent a receivable from the MOTC and was fully realized upon privatization.

The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity based on the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS No. 88 Q&A 40.

As of December 31, 2006, the Company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pensions and Other Postretirement Benefits” (SFAS 158). In accordance with this standard, the Company recorded the funded status of its defined benefit pension as an asset or liability on its consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income (loss) within stockholders’ equity, resulting in an after-tax decrease in equity of NT$226 million.

The following table shows the effects of adopting SFAS No. 158 at December 31, 2006 on individual line items in the consolidated balance sheet at December 31, 2006:

	Before Application of SFAS No. 158		Adjustments		After Application of SFAS No. 158
Deferred income taxes assets, non-current	NT$	3,344	NT$	108	NT$	3,452
Accrued pension liability		1,278		334		1,612
Accumulated other comprehensive income		538		(226)		312
Total stockholders’ equity		320,268		(226)		320,042

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$2,610 million, NT$2,350 million and NT$2,263 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Share-based Compensation

The MOTC made an offer to Chunghwa’s employees to purchase shares of common stock of the Company at a discount from the quoted market price. The Company records compensation expense for this offer as the difference between the fair value of common stock offered less the amount of the discounted price at the grant date.

The Company adopted Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (“SFAS No. 123(R)”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” to recognize compensation cost of options granted by SENAO. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of stock options as of the date of grant or assumption using the Black-Scholes option pricing model.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. An option contract offers the Company the right to buy or sell predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. The Company also enters into index futures to increase its exposure to movements in a particular index, essentially leveraging its investment portfolios. Gains and losses on forward contracts, option contracts and index futures are included in “other income (expenses)”.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Income Tax

The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. The Company treats the investment tax credit as a reduction of current income taxes of the year in which the credit arises and defers unutilized tax credit as deferred income tax assets. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

Under ROC tax regulations, the current year’s tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax, however, the tax regulations was amended to change 10% income tax from to tax on tax-basis undistributed earnings to tax on book-basis undistributed earnings in May 2006. This 10% additional income tax is recognized in the period during which the related income is generated. The Company adjusts the amount of accrued undistributed earnings tax after the Company’s stockholders approve the distribution of earnings in the following year.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, zero tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from the Company’s estimates. The adoption of FIN 48 did not have a material impact on the Company.

Earnings Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Per share data has been restated for all periods presented to reflect the declaration of the stock dividends.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s EPS data. Those per-share earnings of the subsidiary shall then be included in the consolidated EPS computations based on the consolidated Company’s holding of the subsidiary’s securities.

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Under the ROC tax laws, income tax on gains derived from the securities transactions was ceased to be imposed effective beginning after January 1, 1990, at the same time, losses on securities transactions are no longer deductible from income derived from such transactions. As a result, no deferred income tax for unrealized gains or losses on available-for-sale securities has been recorded.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact of the adoption of SFAS No. 157 on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141 did not define the acquirer, although it included guidance on identifying the acquirer. SFAS No. 141(R)’s scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS No. 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS No. 141(R) requires to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year. Earlier adoption is prohibited. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, the beginning of the Company’s 2009 fiscal year.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The effective date of SFAS No. 160 is the same as that of the related SFAS No. 141(R) Earlier adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company’s consolidated results of operations or financial position.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in the New Taiwan dollars. For convenience only, the U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was NT$32.43 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2006	2007
	NT$	NT$
Cash and bank deposits	$7,986	$15,778
Negotiable certificate of deposit	25,751	33,097
Commercial paper purchased	36,936	27,252
U.S. treasury bill	—	106

	$70,673	$76,233

5.	SHORT-TERM INVESTMENTS

	December 31
	2006		2007
	Carrying	Unrealized	Carrying	Unrealized
	Amount	Gain (Loss)	Amount	Gain (Loss)
	NT$	NT$	NT$	NT$
Available-for-sale securities
Open-end mutual funds	$5,789	$431	$16,845	$(16)
Real estate investment trust fund	179	29	239	(11)
Listed stocks	983	81	1,074	99

	6,951	541	18,158	72

Held-to-maturity securities
Corporate bond	—	—	598	—
Collateralized loan obligation	—	—	53	—

	—	—	651	—

	$6,951	$541	$18,809	$72

The Company’s gross realized gains on the sale of investments for the years ended December 31, 2006 and 2007 were NT$206 million and NT$512 million, respectively. The Company’s gross realized losses on the sale of investments for the years ended December 31, 2006 and 2007 were NT$81 million and NT$150 million, respectively.

The Company entered into investment management agreements with one well-known financial institution (fund managers) to manage its investment portfolios in 2006. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2007, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100 million. The investment portfolios included securities such as open-end mutual funds and listed stocks.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts are summarized as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
Balance, beginning of year	$4,473	$3,605	$3,550
Provision for doubtful accounts charged to income	906	623	608
Accounts receivable written off	(1,774)	(699)	(840)
Impact on acquisition of subsidiary	—	21	112

Balance, end of year	$3,605	$3,550	$3,430

7.	INVENTORIES

	December 31
	2006	2007
	NT$	NT$
Supplies	$1,580	$1,517
Work in process	73	165
Merchandise	161	2,099
Materials in transit	369	522

	$2,183	$4,303

8.	LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31
	2006		2007
	Carrying	% of	Carrying	% of
	Value	Ownership	Value	Ownership
	NT$		NT$
Equity investees:
Chunghwa Investment (“CHI”)	$975	49	$974	49
Taiwan International Standard Electronics (“TISE”)	609	40	626	40
Senao Networks, Inc. (“SNI”)	—	—	271	48
Skysoft Co., Ltd. (“SKYSOFT”)	—	—	70	30
ELTA Technology Co., Ltd. (“ELTA”)	—	—	45	32
Spring House Entertainment Inc. (“SHE”)	17	30	16	30

	1,601		2,002

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
Global Mobile Corp. (“GMC”)	—	—	168	15
iD Branding Ventures (“iDBV”)	75	8	75	8
RPTI International (“RPTI”)	71	12	49	12
Essence Technology Solution, Inc. (“ETS”)	—	—	20	9
N.T.U. Innovation Incubation Corporation (“NTUI”)	—	—	12	9
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15
3-Link Information Service (“3-Link”)	4	12	4	10
eASPNet Inc.	—	2	—	2

	1,945		2,123

Held-to-maturity securities:
Corporate bond	—	—	450	—
Collateralized loan obligation	—	—	48	—

	—		498

	$3,546		$4,623

The Company invested in Skysoft Co., Ltd. (“SKYSOFT”) in October 2007, for a purchase price of NT$67 million. SKYSOFT engages mainly in providing of software, electronic information, and advertisement services.

The Company invested in ELTA in April and October 2007, for a purchase price of NT$27 million and NT$17 million, respectively. ELTA is engaged mainly in professional on-line and mobile value-added content aggregative services.

The Company invested Spring House in October 2006, for a purchase price of NT$22 million. Spring House engages mainly in internet services.

The Company invested GMC in December 2007, for a purchase price of NT$168 million. GMC engages mainly in sales of computer software and services of circuit engineering and wire communication.

The Company invested ETS in December 2007, for a purchase price of NT$20 million. ETS engages mainly in electronic facilities and equipments sales.

The Company evaluates its cost investees for impairment annually. In 2005, the Company identified an impairment indicator in TFC and determined the investment in TFC was impaired due to an adverse change in market condition of the industry in which TFC operates. The Company recognized an impairment of NT$740 million in 2005. In 2007, the Company identified an impairment indicator in RPTI, which engages mainly in power system construction and determined the investment in RPTI was impaired due to an adverse change in market condition of the industry in which RPTI operates. The Company recognized an impairment of NT$22 million in 2007. There were no other impairment indicators noted in the other cost method investees for the years ended December 31, 2005, 2006 and 2007, respectively.

The balance at December 31, 2007 for debt securities classified as held-to-maturity by contractual maturity are shown below.

December 31,
2007
NT$
Due in one year or less	$598
Due after one year through three years	551

$1,149

9.	BUSINESS COMBINATION

Chunghwa acquired 31.33% of ownership of SENAO on January 15, 2007 for NT$1,066 million and accounted for SENAO as an equity-method investee. The cost for the acquisition of SENAO was included in the category of “acquisition of long-term investments” on the consolidated statement of cash flow. SENAO engages mainly in telecommunication facilities sales. Beginning from April 12, 2007, Chunghwa obtained four out of seven seats of the board of the directors of SENAO thereby substantially controlling SENAO. The accounts of SENAO and its subsidiaries, including SNI, which engages in networking system designs and data applications, have been consolidated from that date. As of the date of consolidation, the cash balance held by SENAO and its subsidiaries was NT$801 million. As a result of the acquisition, the Company is expected to reduce costs through economies of scale.

SENAO’s ownership of SNI decreased to 48% on May 24, 2007 upon issuance of additional shares of SNI to third parties and sale of some shares of SNI by SENAO; therefore, the Company deconsolidated the accounts of SNI and its subsidiaries from that date. As of the date of deconsolidation, the cash balance of SNI and its subsidiaries was NT$243 million.

Beginning from December 20, 2007, Chunghwa acquired 100% ownership of CHSI, CHTG and DHT for a total purchase price of NT$920 million and consolidated their accounts from that date. CHSI engages mainly in providing communication and information aggregative services. CHTG engages mainly in international data and internet services and long distance call wholesales to carrier customers. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

The following table presents the aggregate allocation of the acquisition cost of CHSI, CHTG and DHT as well as that of SENAO, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values.

	Allocation of the
	Acquisition Cost
		CHSI, CHTG and
	SENAO	DHT
	NT$	NT$
Cash and cash equivalents	$193	$152
Short-term investment	27	326
Trade notes and accounts receivable	634	476
Inventories	509	136
Other current assets	104	136
Long-term investment	4	—
Property, plant, and equipment	413	30
Trademark	115	26
Customer relationship	—	11
Order backlog	—	10
Goodwill	—	138
Negative Goodwill	—	(2)
Other assets	42	55

Total assets acquired	2,041	1,494

Amounts payable to banks and long-term debt due within one year	(31)	—
Trade notes and accounts payable	(510)	(482)
Other current liabilities	(224)	(82)
Long-term debt	(181)	(8)
Other liabilities	(29)	(2)

Total liabilities assumed	(975)	(574)

Net assets acquired	$1,066	$920

Goodwill of NT$130 million and NT$8 million were assigned to the other segment and the ILD segment, respectively. The negative goodwill was recorded in other income (expenses), net.

The allocation of the purchase price is based on preliminary data performed by a third-party valuation firm and may be subject revision. The subsequent revisions, if any, are not expected to be material.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2006	2007
	NT$	NT$
Cost
Land	$42,483	$43,140
Buildings and improvements	59,259	62,939
Telecommunications equipment	629,451	639,094
Miscellaneous equipment	26,666	22,804

	757,859	767,977

Accumulated depreciation
Buildings and improvements	14,268	15,303
Telecommunications equipment	468,325	486,252
Miscellaneous equipment	21,329	17,706

	503,922	519,261

Construction in progress	23,462	16,451

Advances related to acquisition of equipment	27	16

Property, plant and equipment, net	$277,426	$265,183

Interest expense was capitalized for the years ended December 31, 2005, 2006 and 2007 was nil, nil and NT$1 million, respectively. The capitalized interest rate was 2.850-3.215% for the year ended December 31, 2007.

11.	ACCRUED EXPENSES

	December 31
	2006	2007
	NT$	NT$
Accrued compensation	$12,995	$11,070
Accrued franchise fees	2,413	2,159
Other accrued expenses	4,529	3,356

	$19,937	$16,585

12.	OTHER CURRENT LIABILITIES

	December 31
	2006	2007
	NT$	NT$
Amounts collected from subscribers on behalf of other telecommunications companies and carriers	$3,364	$2,834
Payable to equipment suppliers	1,661	1,826
Payables to construction suppliers	1,073	1,066
Other	3,246	3,938

	$9,344	$9,664

13.	SHORT-TERM LOANS

	December 31
	2006	2007
	NT$	NT$
Bank loans - annual rate - 2.955% and 2.850% for 2006 and 2007, respectively	$126	$36

14.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31
	2006	2007
	NT$	NT$
Loan from the Fixed-Line Fund	$300	$—
Bank loans - annual rate - 3.050% and 2.794% for 2006 and 2007, respectively	23	20

	323	20
Less: Current portion of long-term loans	323	20

	$—	$—

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit up to the original amount contributed to the fund. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005 until March 12, 2007. The Company remaining balance was repaid in March 2007.

SENAO obtained an unsecured loans from Industrial Bank of Taiwan. Interest and principal are payable semiannually and the loan is due by May 4, 2008.

CHIEF obtained a secured loan from Chinatrust Commercial Bank. Interest and principal were payable monthly and the secured loan was due on November 18, 2007.

15.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,020. Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when Chunghwa raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of Chunghwa or the nature of its business and any transfer of a substantial portion of Chunghwa’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. Chunghwa must redeem all outstanding preferred shares within three years from the date of their issuance.

As the preferred shares are mandatory redeemable in 2009, the shares are classified as other long-term liabilities. The redemption value of preferred shares is NT$20.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Afterwards, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents, exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2006 and 2007, the outstanding ADSs were 307,399 thousand units and 281,030 thousand units (including stock dividends), which equaled approximately 3,073,988 thousand and 2,810,302 thousand common shares and represented 31.8% and 29.07% of Chunghwa’s total outstanding common shares, respectively.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings, shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the stockholders based on the resolution of stockholders’ meeting.

If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 and 2006 earnings of Chunghwa have been approved and resolved by the stockholders on May 30, 2006 and June 15, 2007, respectively, as follows:

	2005	2006
	NT$	NT$
Legal reserve	$4,765	$3,998
Special reserve	—	(1)
Cash dividends - NT$4.3 and NT$3.58 per share for 2005 and 2006, respectively	40,660	34,611
Stock dividends - NT$0.2 per share for 2005	1,891	—
Employee bonus - cash	230	1,257
Employee bonus - stock (at par value)	230	—
Remuneration to board of directors and supervisors	15	36

	$47,791	$39,901

The distribution of stock dividends in 2006 from earnings recorded in 2005 was less than 25% of the numbers of shares previously outstanding and was accounted for as a transfer between retained earnings, capital stock and additional paid-in capital of NT$11,347 million, NT$1,891 million and NT$ 9,456 million, respectively, at the fair value of the shares on the date of the dividend declaration.

The amount of compensation expense related to employee stock bonus is determined based on the market value of the Company’s common stock at the grant date. For the year ended December 31, 2006, the compensation expense related to employee stock bonus was NT$1,151 million in addition to NT$230 million which had been recognized in prior year.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in the Company by a cash distribution to its stockholders in order to improve the financial condition of the Company and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of NT$9,668 million to common capital stock. Subsequently, common capital stock was reduced by NT$9,668 million and a liability for the actual amount of cash to be distributed to stockholders of NT$9,588 million was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of NT$110 million held by the Company and concurrently cancelled. Such cash payment to stockholders was made on January 9, 2008.

16.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Year Ended
	December 31
	2006	2007
	Shares	Shares
Balance, beginning of year	—	—
Increase	192,000	121,075
Decrease	192,000	11,007

Balance, end of year	—	110,068

In order to effect the capital reduction plan discussed in Note 15, above, Chunghwa repurchased 121,075 million outstanding shares for NT$7,217 million from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock by NT$110 million. In 2006, Chunghwa repurchased 192,000 million shares from February 10, 2006 to April 7, 2006 for NT$11,392 million. On June 30, 2006, Chunghwa cancelled the treasury stock by reducing common stock by NT$1,920 million, capital surplus by NT$4,269 million and retained earnings by NT$5,203 million.

17.	SHARE-BASED COMPENSATION

The MOTC provided employees of Chunghwa with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan - under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or Chunghwa would be required to repurchase these common shares. Also, the employees are not required to remain employed with Chunghwa during the duration of the holding periods. Chunghwa recognized NT$12,542 million as compensation expense for the discounted shares purchased by employees for the year ended December 31, 2005. There were no market discount plan offerings during the years ended December 31, 2006 and 2007.

Par value plan - under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the year ended December 31, 2006 and 2007 were 10,411,955 shares and zero shares, respectively. The MOTC received total proceeds of NT$104 million and nil for the years ended December 31, 2006 and 2007, respectively, from these sales.

Chunghwa recognized NT$228 million, NT$503 million and nil as compensation expense for the discounted shares purchased by employees under the par value plan for the years ended December 31, 2005, 2006 and 2007, respectively.

SENAO has several employee stock option plans (“SENAO Plans”) which has graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.

Information about SENAO’s stock option activity and related information is as follows:

Stock Options Under the 2003 to 2007 Plan	Number of Options Shares (in Thousands)	Weighted Average Exercise Price (NT$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (NT$ in Million)
Outstanding at January 1, 2007	16,488	$14.66	3.114	$200
Options granted	6,181	44.20
Options exercised	(3,419)	13.31		110
Options forfeited	(658)	15.30

Outstanding at December 31, 2007	18,592	24.70	2.997	288

Exercisable at December 31, 2007	1,053	15.29	1.100	26

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2007 was NT$15.60.

As of December 31, 2007, information about SENAO’s outstanding and exercisable options were as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.5-$15.7	10,945	2.45	$14.69	310	$10.50
$17.1-$20.8	1,466	1.62	17.23	743	17.29
$44.2	6,181	4.29	44.20	—	—

	18,592	3.00	24.70	1,053	15.29

During the year ended December 31, 2007, the Company recognized approximately NT$14 million of stock-based compensation expense which is included in the Company’s results of operations. As of December 31, 2007, total unrecognized compensation expense related to stock options granted is NT$70 million. The unrecognized compensation expense as of December 31, 2007 is expected to be recognized over the next 4.29 years.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. Intrinsic value will change in future periods based on the fair market value of the Company’ s stock and the number of shares outstanding.

The 2007 compensation expense was determined by calculating the fair value of each option grant using the Black-Scholes option-pricing mode. SENAO used the following weighted-average assumptions in calculating the fair value of the options granted:

December 31, 2007
Expected dividend yield	—
Expected volatility	39.63%-53.07%
Risk free interest rate	1.75%-2.00%
Expected life	4.375 years

Risk-free interest rate is based on the rate of the Taiwan government bonds in effect at the time of grant. Expected volatilities are based on historical volatilities of stock prices of the similar company in the same industry and SENAO. Expected life represents the periods that SENAO’s share-based awards are expected to be outstanding and was determined based on historical experience regarding similar awards, giving consideration to the contractual term of the share-based awards. The dividend yield is zero as share-based awards agreeing on that the price will be adjusted when SENAO pays dividends.

18.	PENSION PLAN

At the time of its incorporation on July 1, 1996, Chunghwa continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as “Plan A”) covered civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as “Plan B”) covered all other employees of Chunghwa (hereinafter referred to as “non-civil service eligible employees”). The adoption of two pension plans was necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

Plan A provided benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as “pensionable salary”), and (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provided benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A was funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B was funded by Chunghwa at an amount equivalent to 2% to 15% of the monthly salary.

Chunghwa adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to stockholders’ equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years for civil service eligible employees and seventeen years for non-civil service eligible employees.

As required by the ROC Government for state-owned enterprises instructed to undergo privatization plans effective on the privatization date, except for those employees who reached the mandatory retirement age (the age of 65 for Plan A participants and age 60 for Plan B participants) by that day, employees received pension benefit payments calculated in accordance with the Guidelines on Payments of Severance Benefits to Employees of State-Owned Enterprises (“Guidelines”).

Under the Guidelines, on the privatization date, settlement benefit payments were distributed to both Plan A and Plan B participants as follows: (a) employees who voluntarily left Chunghwa on the privatization date (hereinafter referred to as “separated employees”) received a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the “additional separation payments”); and (b) employees who opted to remain with the privatized company after the privatization date (hereinafter referred to as “privatized company employees”) would receive an amount equivalent to those received by the separated employees without the additional separation payments. Privatized company employees who are involuntarily terminated by Chunghwa within five years from the date of privatization (hereinafter referred to as “redundant employees”) will receive redundancy benefits equivalent to the pension amount as computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as “redundancy benefit payments”). The six-month portion of the additional separation payments was paid by the MOTC. The accrued pension amount after privatization and the one-month advance notice pay were paid by Chunghwa.

The unrecognized prior service costs, which amounted to NT$30,018 million, related to the increased benefits provided under the Guidelines described in the preceding paragraph were amortized through June 30, 2001. The unrecognized prior service costs excluded any costs expected to be incurred for the additional separation payments or redundancy benefit payments. The additional separation payments under the Guidelines were accounted for as special termination benefits and were recognized in the period when the employee accepted the offer while the redundancy benefit payments will be recognized in the period management approves a plan of termination.

In order to increase operational efficiency, Chunghwa approved a Special Retirement Incentive Program (“Program A”). Program A allowed eligible employees who voluntarily left Chunghwa on February 1, 2005 to receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount was NT$821 million and was accounted for as special termination benefits in the statement of income for the year ended December 31, 2005. A portion of the Program A benefits amounting to NT$243 million were recognized in 2004 when employees formally accepted the terms of Program A.

In order to provide employees with additional consideration, Chunghwa approved another Special Retirement Incentive Program (“Program B”) in May 2005. Program B allowed eligible employees who voluntarily left Chunghwa on August 11, 2005, the day before privatization, to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount was NT$1,325 million and was accounted for as special termination benefits in the statement of income for the year ended December 31, 2005.

Chunghwa also approved another Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily applied to leave Chunghwa from March 1 to March 31, 2006 to also receive benefit payments based on the respective original plan plus the additional separation payments. The approval procedure took up to 15 days after applications were submitted therefore, if employees applied for the voluntary retirement on March 31, 2006, they were eligible to retire from Chunghwa on or before April 14, 2006. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of Program C. Chunghwa recognized expense of NT$2,302 million for Program C during 2006. The New Plan B vested benefit obligations for the majority of the employees electing Program C were settled; the remaining employees have accumulated benefits under New Plan B but were not eligible to receive the benefits and the election of Program C terminated their employment earlier than expected, thereby reducing their expected years of future service.

Afterwards, Chunghwa approved another Special Retirement Incentive Program (“Program D”) in March 2007. Program D allowed eligible employees who voluntarily applied to leave Chunghwa from April 1 to April 30, 2007 to also receive benefit payments based on the respective original plan plus the additional separation payments. They were eligible to retire from Chunghwa on May 1, 2007. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of Program D. Chunghwa recognized expense of NT$1,874 million for Program D during 2007. The New Plan B vested benefit obligations for the majority of the employees electing Program D were settled; the remaining employees have accumulated benefits under New Plan B but were not eligible to receive the benefits and the election of Program D terminated their employment earlier than expected, thereby reducing their expected years of future service.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. Chunghwa completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. The non-cash financing activities and related amounts of the pension obligation settlement as of the date of privatization are disclosed on the face of the statement of cash flows.

Upon privatization, the MOTC settled all accrued pension obligations for Plan A and Plan B including service clearance payment, lump sum payment under civil plan, additional separation payments, and other related obligations upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-Owned Enterprises. After paying all pension obligations for privatization, the plan assets would be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. According to the instructions of MOTC, Chunghwa had been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization on the MOTC’s behalf acting as the MOTC’s agent merely in an administrative capacity with no rights or duties received or owed for a six-month transition period. In August 2006, Chunghwa transferred the remaining funds to be disbursed to employees to the Privatization Fund.

Upon privatization and settlement of the related obligations, Plan A and Plan B ceased to exist. A new plan (“New Plan B”), having similar terms and benefits as Plan B, was established and offered to employees. Employees choosing to enter into New Plan B were not credited with any prior service nor did they receive any accumulated benefits from prior service and benefits begin to accrue to them under this plan commencing from the privatization date. The components of net periodic benefit costs before privatization are for both Plan A and Plan B. The effect of privatization relates to both Plan A and Plan B. The amounts of plan assets remaining after privatization and the components of net periodic benefit costs after privatization relate to New Plan B.

Chunghwa’s subsidiaries—SENAO and CHIEF have their own pension plans, which are similar to New Plan B of Chunghwa.

Before Privatization

The components of net periodic benefit costs are as follows:

Period Ended August 12, 2005
NT$
Service cost	$1,253
Interest cost	1,232
Expected return on plan assets	(798)
Amortization of unrecognized net transition obligation	575
Amortization of unrecognized net loss	996

Net periodic benefit pension cost	$3,258

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

Period Ended August 12,
2005
NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(134,911)
Services cost	(1,253)
Interest cost	(1,232)
Actuarial gain (loss)	2,294
Benefits paid	2,126

Projected benefits obligation, end of period	$(132,976)

Period Ended August 12, 2005
NT$
Change in plan assets:
Fair value of plan assets, beginning of year	$85,870
Actual return on plan assets	441
Employer contributions	2,956
Benefits paid	(2,126)

Fair value of plan assets, end of period	$87,141

Reconciliation of funded status:
Funded status	$(45,835)
Unrecognized net transition obligation	8,237
Unrecognized actuarial loss	26,267

Net amount recognized	$(11,331)

The target asset allocations are established through an investment policy established by the Chunghwa Telecom’s Employee Pension Fund Committee and agreed to by the Ministry of Finance (“MOF”). As increased liquidity of the fund is necessary due to the privatization of Chunghwa, the current policy for plan assets is to place funds in time deposit accounts of the financial and postal institutions, non-designated trust funds in an investing company or financial institution and government bonds. In addition, the pension fund may invest in beneficial certificates of equity securities.

Effect of Privatization

	Before Privatization	Effect of Privatization	After Privatization
	NT$	NT$	NT$
Projected benefits obligation	$(132,976)	$132,976	$—
Plan assets at fair value	87,141	(86,061)	1,080

Funded status	(45,835)	46,915	1,080
Unrecognized net transition obligation	8,237	(8,237)	—
Unrecognized net loss	26,267	(26,267)	—

Net amount recognized	$(11,331)	$12,411	$1,080

The plan assets and net period benefit costs after privatization represent those assets and costs of New Plan B.

After Privatization

The components of net periodic benefit costs of New Plan B for the period from August 13, 2005 through December 31, 2005, and of New Plan B and the pension plan of subsidiaries as of December 31, 2006 and 2007 are as follows:

	Period From August 13 to December 31, 2005	Year Ended December 31
		2006	2007
	NT$	NT$	NT$
Service cost	$1,192	$3,073	$2,809
Interest cost	—	59	110
Expected return on plan assets	(14)	(66)	(80)
Amortization of unrecognized net loss	—	45	6
Curtailment/settlement loss to be recognized	—	161	191

Net periodic benefit pension cost	$1,178	$3,272	$3,036

The changes in benefits obligation and plan assets and the reconciliation of funded status for New Plan B and the pension plans of subsidiaries are as follows:

	Period From August 13 to December 31, 2005	Year Ended December 31
		2006	2007
	NT$	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$—	$(1,683)	$(4,534)
Services cost	(1,192)	(3,073)	(2,810)
Interest cost	—	(59)	(111)
Curtailment/settlement effect	—	270	462
Actuarial (loss) gain	(501)	19	310
Benefits paid	10	6	20
Impact on acquisition of subsidiary	—	(14)	(99)

Projected benefits obligation, end of year	$(1,683)	$(4,534)	$(6,762)

Change in plan assets:
Fair value of plan assets, beginning of year	$1,080	$1,637	$2,922
Actual return on plan assets	(18)	66	82
Actuarial (loss) gain	—	—	(3)
Employer contributions	585	1,544	372
Benefits paid—settlement	—	(326)	(606)
Benefits paid	(10)	(6)	—
Impact on acquisition of subsidiary	—	7	98

Fair value of plan assets, end of year	$1,637	$2,922	$2,865

Reconciliation of funded status
Funded status	$(46)	$(1,612)	$(3,897)
Unrecognized actuarial loss	504	—	—

Net amount recognized—prepaid current asset (accrued pension liability)	$458	$(1,612)	$(3,897)

	Year Ended December 31
	2006	2007
	NT$	NT$
Amounts recognized in accumulated other comprehensive income
Net actuarial loss (gain), pretax	$334	$(380)
Deferred tax asset (liability)	(108)	123

Net impact in accumulated other comprehensive loss	$226	$(257)

Chunghwa, SENAO and CHIEF have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. Chunghwa, SENAO and CHIEF contribute in the amounts equal to 2% to 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee established by the ROC government (the Committee) and deposited in the name of the Committee in the Bank of Taiwan (originally the Central Trust of China, which was merged into the Bank of Taiwan on July 1, 2007). Under the Labor Standards Law, the ROC government is responsible for the administration of the Funds and determination of the investment strategies and policies. As of December 31, 2006 and 2007, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The ROC government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

As of December 31, 2006 and 2007, the accumulated benefit obligation was NT$5,755 million and NT$3,844 million, respectively.

The amounts recognized in the accompanying balance sheets at December 31, 2006 and 2007 are as follows:

	Year Ended December 31
	2006	2007
	NT$	NT$
Amounts recognized
Prepaid pension (included in other assets)	$—	$6
Accrued pension liability	(1,612)	(3,903)

Net amount recognized	$(1,612)	$(3,897)

Actuarial assumptions:

	Year Ended December 31
	2005	2006	2007
Discount rate used in determining present value	2.25%	2.00%	2.50%
Rate of compensation increase - all employees	2.00%	1.50-3.00%	1.50-3.50%
Rate of return on plan assets - all employees	3.00%	2.75-3.00%	2.75%

The Labor Pension Act of ROC (“Act”) was effective beginning July 1, 2005 and this pension mechanism was considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enactment of the Act may choose to be subject to the pension mechanism under the Act or continue to remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company has contributed 6% of each employee’s monthly salary per month beginning July 1, 2005. For the year ended December 31, 2006 and 2007, total contributions were NT$67 million and NT$112 million, respectively.

19.	INCOME TAXES

The components of income taxes are as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
Current	$3,044	$13,875	$14,270
Deferred	9,689	1,406	273

	$12,733	$15,281	$14,543

A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
Income tax expense computed at statutory tax rate	$11,508	$14,335	$15,999
Permanent differences	3,158	149	(63)
Investment tax credits	(1,987)	(3,093)	(2,404)
10% undistributed earning tax	979	3,942	4,324
Prior year adjustment	(5)	(871)	(3,865)
Other	(920)	819	552

Income tax expense	$12,733	$15,281	$14,543

The balance of income tax payable as of December 31, 2006 and 2007 was shown net of prepaid income tax.

Permanent differences consist primarily of tax-exempt income from the sale of available-for-sale securities and employees stock compensation expense.

Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

	December 31
	2006	2007
	NT$	NT$
Current:
Deferred income	$1,227	$1,166
Other, net	84	299

	1,311	1,465

Non-current:
Deferred income	2,837	1,733
Accrued pension costs	390	1,089
Effect on application of SFAS No. 158	108	—
Other	192	185

	3,527	3,007

Less—valuation allowance	110	83

	$4,728	$4,389

Upon the completion of the privatization, a significant portion of the deferred income tax assets related to accrued pension costs was reversed due to the settlement of the related pension obligations.

The above deferred income tax assets were computed based on a tax rate of 25%. In addition, the basis of 10% undistributed earnings tax was amended from tax-basis undistributed earnings to book-basis undistributed earnings in May 2006 and June 2007, respectively. As such, the tax rate applied to temporary difference has been changed.

20.	TRANSACTIONS WITH RELATED PARTIES

The Company was a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd. (“SENAO”)	Equity-accounted investee before the Company has control over SENAO on April 12, 2007
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-accounted investee
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-accounted investee
Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee
ELTA Technology Co., Ltd. (“ELTA”)	Equity-accounted investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-accounted investee
Chunghwa Precision Test Technical Co., Ltd (“CHPT”)	Subsidiary of CHI
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary of CHI prior to acquisition
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI prior to acquisition
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary of CHI prior to acquisition
Tai Zhong He	Former chairman of CHIEF, a current member of the board of directors of CHIEF
Senao Networks, Inc. (“SNI”)	Subsidiary of SENAO before May 23, 2007
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Paul Lin	Vice chairman and general manager of SENAO
Senao International Miami Inc. (“SIM”)	Chairman of SIM is the vice chairman and general manager of SENAO
Senora Trading Company (“STC”)	Chairman of STC and SENAO’s vice chairman and general manager are immediate family

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2006	2007
	NT$	NT$
1) Receivables
Trade notes and accounts receivable
SNI	$—	$2
CHTG	44	—
Others	—	3

	$44	$5

2) Payables
Trade notes payable, accounts payable, and accrued expenses
TISE	$294	$141
CHSI	193	—
CHTG	37	—
Others	—	9

	$524	$150

Payable to construction supplier (included in “other current liabilities”)
TISE	$345	$191
CHSI	13	—

	$358	$191

Amounts collected in trust for others (included in “other current liabilities”)
Others	$—	$2

3) Other payables (included in other current liabilities)
Tai, Zhong He	$20	$—

4) Revenues
STC	$—	$135
CHTG	95	89
SENAO	—	32
Others	14	115

	$109	$371

	December 31
	2006	2007
	NT$	NT$
5) Cost of revenues
SENAO	$—	$1,175
CHSI	306	441
TISE	374	388
ELTA	—	98
CHTG	101	64
STC	—	36
Others	—	37

	$781	$2,239

6) Acquisition of equipment
TISE	$920	$948
CHSI	283	578
Others	1	44

	$1,204	$1,570

7) Payments for acquisitions of investments
CHI	$—	$909
CIHC	—	11

	$—	$920

The Company acquired all of the shares of CHSI and CHTG from CHI in December 2007, for a total purchase price of NT$909 million cash. The Company also acquired all of the shares of DHT from CIHC, for a total purchase price of NT$11 million cash.

The foregoing terms were conducted as arm’s length transactions except for other payable to Tai, Zhong He. In 2005, CHIEF agreed to provide compensation to Tai, Zhong He for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai, Zhong He for this pledge was NT$20 million. The amount was based on the number of days that the pledged assets were used by CHIEF as collateral and was calculated at an interest rate below 5%. CHIEF had paid NT$20 million to Tai, Zhong He in September 2007.

The above transactions between the Company and SENAO occurred prior to the Company obtaining control over SENAO on April 12, 2007. The above transactions between the Company and CHSI, CHTG and DHT occurred prior to the Company obtaining control over CHSI, CHTG and DHT on December 20, 2007. After such dates, such transactions were eliminated upon consolidation.

SENAO rents a building from Paul Lin for retail sales and service centers. The rent is paid monthly.

21.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2007, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$1,203 million, and (b) acquisitions of telecommunications equipment of NT$12,423 million.

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

December 31, 2007
NT$
Within the following year	$1,413
During the second year	1,130
During the third year	654
During the fourth year	373
During the fifth year and thereafter	220

$3,790

As of December 31, 2007, the Company had unused letters of credit of NT$1,624 million.

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996. Both contributions were accounted for by the Company as “other assets—other” on the Company’s balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

In August 2007, ROC government decided to dissolve the Fixed-Line Fund and would refund money to the contributors within one year; therefore, the Company reclassified the Fixed-Line Fund from other assets- other to other current assets. The Company received the full amount of its original contribution of NT$1,000 million on January 11, 2008.

For Piping Fund, the Company understands that if the project is considered no longer be necessary by the ROC government, the Company will receive back its proportionate share of the net equity of the fund upon dissolution of the fund. No expiration or dissolution date is specified in the related documents.

22.	SUBSEQUENT EVENTS

On January 17, 2008, the Company acquired an additional 26% shares of Spring House Entertainment Inc. (“SHE”) amounting to 3,980 thousand common shares for a total purchase price of NT$40 million cash. Due to this acquisition, the Company increased its ownership of SHE from 30% to 56% and obtained control of SHE; therefore, the Company consolidates the accounts of SHE and its subsidiaries from that date.

In January 2008, the Company acquired 33.4% shares of KingWay Technology Co., Ltd. (“KWT”) amounting to 1,002 thousand common shares for a total purchase price of NT$70 million cash. KWT engages mainly in publishing books, data processing and software services.

In January 2008, the Company established Light Era Development Co., Ltd. (“LED”) as a wholly-owned subsidiary by paying NT$3,000 million cash. LED engages mainly in housing, office building development, rent and sale services.

In January 2008, the Company invested 16.67% shares of Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”) by paying NT$200 million cash. IBT II is an in investment company.

In January 2008, the Company invested NT$30 million cash in Taiwan Goal Co., Ltd. (“TG”). TG was established to perform import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the shareholders of TG resolved to dissolve TG at a special meeting. The Company will receive back its original investment on proportionate share of the net equity of TG after TG completes its liquidation procedure.

23.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd., Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of $768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of March 18, 2008, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of December 31, 2007, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

24.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into forward exchange contracts and index future contracts and currency options to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and in stock prices for the years ended December 31, 2006 and 2007. Net losses arising from derivative financial instruments for the year ended December 31, 2006 and 2007 were NT$52 million (including realized settlement losses of NT$32 million and valuation losses of NT$20 million) and NT$856 million (including realized settlement losses of NT$271 million and valuation losses of NT$585 million), respectively.

Outstanding forward exchange contracts on December 31, 2006 and 2007 were as follows:

	Currency	Maturity Period	Contract Amount (in Million)
December 31, 2006
Sell	JPY/USD	2007.01	JPY	490
	EUR/USD	2007.01	EUR	7
	GBP/USD	2007.01	GBP	2
December 31, 2007
Sell	EUR/USD	2008.02	EUR	19
	JPY/USD	2008.02	JPY	590
	GBP/USD	2008.02	GBP	2
	USD/NTD	2008.01-03	USD	450
	EUR/NTD	2008.02-03	EUR	80
	NTD/USD	2008.01	NTD	324
Buy	NTD/USD	2008.01	NTD	65

Outstanding index future contracts on December 31, 2006 and 2007 were as follows:

	Maturity Date	Units	Contract Amount (in Million)
December 31, 2006
Index future contracts
AMSTERDAM IDX FUT	2007.01	8	EUR	1
CAC40 10 EURO FUT	2007.01	45	EUR	2
DAX INDEX FUTURE	2007.03	11	EUR	2
IBEX 35 INDEX FUTR	2007.01	7	EUR	1
MINI S&P/MIB FUT	2007.03	23	EUR	1
FTSE 100 IDX FUT	2007.03	33	GBP	2
TOPIX INDEX FUTURE	2007.03	32	JPY	513
S&P 500 FUTURE	2007.03	23	USD	8
S&P 500 EMINI FUTURE	2007.03	13	USD	1

December 31, 2007

Index future contracts
AMSTERDAM IDX FUT	2008.01	14	EUR	1
CAC40 10 EURO FUT	2008.01	17	EUR	1
DAX INDEX FUTURE	2008.03	1	EUR	—
IBEX 35 INDEX FUTR	2008.01	7	EUR	1
MINI S&P/MIB FUT	2008.03	35	EUR	1
FTSE 100 IDX FUT	2008.03	35	GBP	2
TOPIX INDEX FUTURE	2008.03	20	JPY	314
S&P 500 FUTURE	2008.03	16	USD	6
S&P 500 EMINI FUTURE	2008.03	23	USD	2

In September 2007, the Company entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) in order to hedge foreign currency fluctuations caused by capital expenditures payments and international call settlement fees which are primary denominated in US dollars. In accordance with the terms of the contract, the Company deposited US$3 million with Goldman (included in “other current assets”). Under the terms of the contract, if the NT dollar/US dollar exchange rate is less than NT$31.50 per US$ at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, the Company is required to make a cash payment to Goldman. The settlement amount is determined by the difference between the applicable exchange rates and the base amount of US$4 million. Conversely, if the NT dollar/US dollar exchange rate is above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to the Company determined using a base amount of U$2 million. Further, if the exchange rate is at or above NT$32.70 per US dollar starting from December 21, 2007 at any time, the contract will be terminated at that time. The unrealized valuation loss arising from this contract for the year ended December 31, 2007 was NT$580 million (included in “realized and unrealized loss on derivative financial instruments”).

b.	Non-derivative financial instruments are as follows:

	December 31, 2006		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	NT$	NT$	NT$	NT$
Assets
Cash and cash equivalents	$70,673	$70,673	$76,233	$76,233
Short-term investments	6,951	6,951	18,809	18,809
Long-term Investments for which it is:
- Not practicable	1,945	1,945	2,074	2,074
Refundable deposits (included in “other assets - other”)	3,545	3,545	2,410	2,410
Liabilities
Short-term loans	126	126	36	36
Customers’ deposits	6,654	5,641	6,386	5,407
Long-term loans (including current portion of long-term loans)	323	323	20	20

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents and short-term investments - the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments - there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits - the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits - the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Short-term loans and long-term loans (including current portion) - the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

25.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its operating segments based on the various types of telecommunications services and products provided to customers. The operating segments are segregated as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular service operations - the provision of cellular and related services;

•	Internet and data operation - the provision of Internet access, lease line, and related services;

•	Cellular phone operations - the provision of cellular phones and accessories sales;

•	All other operations - the services other than the above five categories, such as paging operations and carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the year ended December 31, 2005

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$57,873	$13,268	$14,482	$73,938	$56,951	$3,317	$219,829
Elimination of intersegment amount	(17,360)	(2,400)	—	(1,167)	(14,806)	(17)	(35,750)
US GAAP adjustments	228	83	99	238	(1)	(30)	617

Total revenues from external customers	$40,741	$10,951	$14,581	$73,009	$42,144	$3,270	$184,696

Operating costs and expenses, excluding depreciation and amortization	$35,625	$4,786	$10,549	$35,565	$27,227	$3,173	$116,925
Elimination of intersegment amount	(4,027)	(3,359)	(3,183)	(13,838)	(10,848)	(495)	(35,750)
US GAAP adjustments	4,365	82	262	1,025	5,981	541	12,256

	$35,963	$1,509	$7,628	$22,752	$22,360	$3,219	93,431

Unallocated corporate amount							4,941

Total operating costs and expenses, excluding depreciation and amortization							$98,372

(Continued)

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$19,256	$728	$662	$7,474	$12,495	$800	$41,415
US GAAP adjustments	(233)	(8)	(10)	(65)	(105)	27	(394)

	$19,023	$720	$652	$7,409	$12,390	$827	41,021

Unallocated corporate amount							142

Total depreciation and amortization							$41,163

Income from operations	$2,992	$7,754	$3,271	$30,899	$17,229	$(656)	$61,489
Elimination of intersegment amount	(13,333)	959	3,183	12,671	(3,958)	478	—
US GAAP adjustments	(3,904)	9	(153)	(722)	(5,877)	(598)	(11,245)

	$(14,245)	$8,722	$6,301	$42,848	$7,394	$(776)	50,244

Unallocated corporate amount							(5,083)

Total income from operations							$45,161

Segment income before income tax	$3,215	$8,003	$3,417	$31,368	$17,653	$(1,149)	$62,507
Elimination of intersegment amount	(13,333)	959	3,183	12,671	(3,958)	478	—
US GAAP adjustments	(3,762)	(152)	(301)	(1,010)	(6,089)	(228)	(11,542)

	$(13,880)	$8,810	$6,299	$43,029	$7,606	$(899)	50,965

Unallocated corporate amount							(4,933)

Total segment income before income tax							$46,032

Segment assets	$192,398	$6,342	$11,779	$62,004	$98,573	$17,639	$388,735
US GAAP adjustments	(40,455)	(1,510)	(1,573)	(4,591)	(13,827)	(4,619)	(66,575)

	$151,943	$4,832	$10,206	$57,413	$84,746	$13,020	322,160

Unallocated corporate amount							73,008

Total segment assets							$395,168

Expenditures for segment assets	$4,518	$403	$229	$4,449	$12,707	$608	$22,914

Unallocated corporate amount							16

Total expenditures for segment assets							$22,930

(Concluded)

As of and for the year ended December 31, 2006

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$56,378	$12,353	$13,978	$76,179	$60,888	$4,225	$224,001
Elimination of intersegment amount	(18,790)	(2,529)	(1)	(3,202)	(14,562)	(166)	(39,250)
US GAAP adjustments	1,411	64	68	46	2	—	1,591

Total revenues from external customers	$38,999	$9,888	$14,045	$73,023	$46,328	$4,059	$186,342

Operating costs and expenses, excluding depreciation and amortization	$36,586	$4,828	$10,566	$38,065	$27,680	$3,905	$121,630
Elimination of intersegment amount	(4,650)	(3,437)	(3,625)	(14,695)	(12,062)	(778)	(39,247)
US GAAP adjustments	2,780	(151)	49	(288)	224	53	2,667

	$34,716	$1,240	$6,990	$23,082	$15,842	$3,180	85,050

Unallocated corporate amount							4,345

Total operating costs and expenses, excluding depreciation and amortization							$89,395

Depreciation and amortization	$18,178	$663	$551	$8,289	$12,499	$729	$40,909
US GAAP adjustments	(215)	(7)	(9)	(69)	(110)	29	(381)

	$17,963	$656	$542	$8,220	$12,389	$758	40,528

Unallocated corporate amount							122

Total depreciation and amortization							$40,650

(Continued)

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Income from operations	$1,613	$6,862	$2,861	$29,804	$20,731	$(409)	$61,462
Elimination of intersegment amount	(14,140)	908	3,624	11,493	(2,500)	612	(3)
US GAAP adjustments	(1,154)	222	28	403	(112)	(82)	(695)

	$(13,681)	$7,992	$6,513	$41,700	$18,119	$121	60,764

Unallocated corporate amount							(4,467)

Total income from operations							$56,297

Segment income before income tax	$736	$7,113	$2,797	$30,190	$20,872	$(679)	$61,029
Elimination of intersegment amount	(14,140)	908	3,624	11,493	(2,500)	612	(3)
US GAAP adjustments	130	52	11	(74)	(341)	(59)	(281)

	$(13,274)	$8,073	$6,432	$41,609	$18,031	$(126)	60,745

Unallocated corporate amount							(3,405)

Total segment income before income tax and minority interest							$57,340

Segment assets	$180,710	$5,104	$9,898	$60,026	$91,816	$23,684	$371,238
US GAAP adjustments	(38,999)	(1,338)	(1,670)	(4,454)	(13,820)	(5,376)	(65,657)

	$141,711	$3,766	$8,228	$55,572	$77,996	$18,308	305,581

Unallocated corporate amount							93,200

Total segment assets							$398,781

Expenditures for segment assets	$5,066	$—	$350	$9,406	$12,482	$360	$27,664

Unallocated corporate amount							17

Total expenditures for segment assets							$27,681

(Concluded)

As of and for the year ended December 31, 2007

	Fixed-line			Cellular Service	Internet and Data	Cellular Phone	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$50,886	$11,378	$14,260	$79,372	$63,922	$11,358	$6,986	$238,162
Elimination of intersegment amount	(14,915)	(2,283)	(5)	(5,728)	(14,691)	—	(2,921)	(40,543)
US GAAP adjustments	2,987	140	128	105	1	—	(69)	3,292

	$38,958	$9,235	$14,383	$73,749	$49,232	$11,358	$3,996	200,911

Unallocated corporate amount								—

Total revenues from external customers								$200,911

Operating costs and expenses, excluding depreciation and amortization	$33,643	$4,661	$11,288	$33,274	$30,687	$13,009	$5,960	$132,522
Elimination of intersegment amount	(4,520)	(3,167)	(3,428)	(14,880)	(14,061)	—	(395)	(40,451)
US GAAP adjustments	2,093	(62)	(11)	(105)	179	—	173	2,267

	$31,216	$1,432	$7,849	$18,289	$16,805	$13,009	$5,738	94,338

Unallocated corporate amount								4,398

Total operating costs and expenses, excluding depreciation and amortization								$98,736

Depreciation and amortization	$16,570	$605	$412	$8,732	$12,778	$33	$526	$39,656
US GAAP adjustments	(183)	(6)	(7)	(81)	(120)	—	(4)	(401)

	$16,387	$599	$405	$8,651	$12,658	$33	$522	39,255

Unallocated corporate amount								106

Total depreciation and amortization								$39,361

(Continued)

	Fixed-line			Cellular	Internet	Cellular
	Local	DLD	ILD	Service	and Data	Phone	All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Income from operations	$673	$6,112	$2,560	$37,366	$20,457	$(1,684)	$500	$65,984
Elimination of intersegment amount	(10,395)	884	3,423	9,152	(630)	—	(2,526)	(92)
US GAAP adjustments	1,077	208	146	291	(58)	—	(238)	1,426

	$(8,645)	$7,204	$6,129	$46,809	$19,769	$(1,684)	$(2,264)	67,318

Unallocated corporate amount								(4,504)

Total income from operations								$62,814

Segment income before income tax	$(618)	$6,232	$2,624	$37,563	$20,485	$(1,597)	$265	$64,954
Elimination of intersegment amount	(10,395)	884	3,423	9,152	(630)	—	(2,526)	(92)
US GAAP adjustments	2,478	137	107	94	(112)	—	(127)	2,577

	$(8,535)	$7,253	$6,154	$46,809	$19,743	$(1,597)	$(2,389)	67,439

Unallocated corporate amount								(3,106)

Total segment income before income tax								$64,333

Segment assets	$159,576	$4,778	$8,182	$56,119	$85,636	$4,741	$40,775	$359,807
US GAAP adjustments	(37,235)	(1,422)	(1,652)	(4,494)	(13,881)	—	(5,804)	(64,488)

	$122,341	$3,356	$6,530	$51,625	$71,755	$4,741	$34,971	295,319

Unallocated corporate amount								110,915

Total segment assets								$406,234

Expenditures for segment assets	$4,795	$—	$323	$5,340	$14,073	$39	$426	$24,996

Unallocated corporate amount								72

Total expenditures for segment assets								$25,068

(Concluded)

Upon consolidating the accounts of SENAO and its subsidiaries, the chief operating decision maker allocates resources and assesses the performance of aforementioned entities as cellular phone operation and has been presented such as a separate reportable segment.

As significance of paging operations has been decreased below quantitative thresholds required by SFAS No. 131 in 2006 and thereafter, the Company did not disclose paging operations separately, and the disclosures for 2005 was changed accordingly to conform with the segment disclosure for 2006.

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$
Taiwan, ROC	$180,793	$182,687	$195,981
Overseas	3,903	3,655	4,930

	$184,696	$186,342	$200,911

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has long-lived assets in Thailand, U.S., Vietnam, Hong Kong and China and except for NT$0.06 million and NT$37 million at December 31, 2006 and December 31, 2007, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Chunghwa Telecom Reports Operating Results for Fourth

Quarter and Full Year 2007

Taipei, Taiwan, R.O.C. - March 27, 2008 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for fourth quarter and full year 2007. All figures are presented on consolidated basis and prepared in accordance with US GAAP.

(Comparisons, unless otherwise stated, are with respect to the prior year period)

Financial Highlights for Full Year 2007:

-	Total revenue increased by 7.8% to NT$200.9 billion

-	Internet and data revenue grew 5.8%; ADSL & FTTB revenue increased by 5.2%

-	Mobile revenue grew 1.0%; Mobile VAS revenue increased by 24.2%

-	Net income totaled NT$49.5 billion, an increase of 17.5%

-	Earnings per share (EPS) increased by 18.5% to NT$4.68, or NT$46.75 per ADS

Financial Highlights for 4Q07:

-	Total revenue increased by 10.1% to NT$52.4 billion

-	Internet and data revenue grew 2.5%; ADSL & FTTB revenue increased by 2.3%

-	Mobile revenue decreased 0.4%; Mobile VAS revenue increased by 27.9%

-	Net income totaled NT$11.2 billion, remaining flat

-	Earnings per share (EPS) increased by 1.9% to NT$1.07, or NT$10.72 per ADS

Revenue

Chunghwa’s total revenue for 2007 increased by 7.8% year-on-year to NT$200.9 billion, of which 31.2% was from fixed-line services, 36.7% was from mobile services, 24.5% was from Internet and data services, and the remainder was from handset sales and consolidated revenue for SENAO.

Chunghwa’s strong annual results were led by the consolidation of revenue from the Company’s acquisition of SENAO, continued Internet & data revenue growth, and solid mobile business results. At NT$49.2 billion, Internet and data revenue in 2007 was 5.8% higher than in 2006, driven by continued total broadband subscriber growth and broadband speed upgrades. This growth was partly offset by an ADSL tariff adjustment that took effect on April 1, 2007. Mobile revenue increased by 1.0% in 2007 to NT$73.7 billion, mainly due to growing mobile subscriber numbers and significant mobile VAS revenue growth. Fixed-line revenue decreased by 0.6% year-on-year to NT$62.6 billion for 2007. The Company attributes this decrease to sustained mobile substitution, which resulted in a 0.1% local revenue decrease and a 6.6% domestic long distance revenue decrease. The fixed-line revenue decline was partially offset by a 2.4% increase in international long distance revenue, primarily attributable to significant revenue growth from international prepaid calling cards and the Company’s wholesale business.

For 4Q 2007, total revenue was NT$52.4 billion, a 10.1% increase over the same period last year. Of this, 31.8% was from fixed-line services, 34.5% was from mobile services and 23.8% was from Internet and data services; the remainder is primarily attributable to the consolidation of NT$11.4 billion in revenue from SENAO beginning in 2Q 2007.

Costs and expenses

For 2007, total operating costs and expenses increased year-on-year by 6.2% to NT$138.1 billion, primarily due to NT$8.7 billion in subsidiary operating costs and expenses. The increase of operating costs from subsidiary was offset by the parent company’s lower personnel expenses resulting from a smaller number of employees, and a 27.4% reduction in handset subsidy expenses. At NT$39.4 billion, the Company’s 2007 depreciation and amortization expense was 3.2% lower than 2006.

For 4Q 2007, total operating costs and expenses increased year-on-year by 11.1% to NT$37.5 billion, with most of the increase due to operating costs and expenses from the acquisition of SENAO.

Income tax

The Company’s income tax for 2007 was NT$14.5 billion, a 4.8% decrease compared to NT$15.3 billion for 2006. This was mainly due to the decreased tax expense provision, which partially offset the income tax on undistributed earnings.

EBITDA and net income

EBITDA for 2007 increased by 5.2% year-on-year to NT$102.3 billion, resulting in an EBITDA margin of 50.9%, down from 52.2% for 2006. The EBITDA margin decline was derived from lower subsidiary EBITDA. Net income for 2007 was NT$49.5 billion, an increase of 17.5%. The strong increase in net income is primarily attributable to mobile and Internet and data revenue growth, effective cost controls within the parent company and a decreased tax expense.

Capex

Capital expenditures totaled NT$25.1 billon for 2007, of which 76% was for wire line (including fixed-line and Internet and data), 21% was for mobile equipment, and the remainder was for other investments.

Cash Flows

Net cash flow from operations decreased by 12.9% to NT$87.3 billion, as compared to NT$100.2 billion in 2006. This was primarily due to the increase in income tax payments. As of December 31, 2007, the Company’s cash and cash equivalents totaled NT$76.2 billion.

Businesses Performance Highlights:

Internet and Data Services

•

Total HiNet subscribers decreased 5.2% year-on-year due to the separation of 350k Prepaid Card subscribers from the total HiNet subscriber base in May 2007. This decline was partially offset by strong HiNet FTTB subscription growth, with 348k net additions over the year bringing the total HiNet FTTB subscriber number to 528k on December 31, 2007.

•

Overall, the Company had 4.25 million broadband subscribers (including ADSL and FTTB) at the end of 2007, a 5.3% increase in total broadband subscriptions compared to the end of 2006. By the end of 2007, the number of ADSL and FTTB subscriptions with a service speed of greater than 8 Mbps reached 1.21 million, representing 28.5% of total broadband subscribers.

•	As of the end of 2007, Chunghwa had 394k MOD subscribers, a solid 58.3% year-over-year increase, with 37k new subscriptions added during the fourth quarter 2007 alone.

•

Total Data revenue were NT$11.5 billion in 2007, a 5.4% increase compared to 2006. This was primarily attributable to continued revenue growth from the MOD, HiLink and IDC businesses, and the consolidation of NT$578 million of Chief Telecom revenue.

Mobile Services

•	As of December 31, 2007, Chunghwa had 8.70 million mobile subscribers, slightly up quarter-on-quarter by 0.5% compared to 8.66 million as of September 31, 2007.

•

Chunghwa remained the leading mobile operator in Taiwan. According to statistics published by the NCC, at the end of 2007, the Company’s total subscriber market share (including 2G, 3G and PHS) was 35.8%, while the Company’s 2G revenue and 2G subscriber market share positions were 34.5% and 40.3%, respectively.

•

Chunghwa had 298k net additions to its 3G subscriber base during the fourth quarter, with the 14.9% rise boosting the total number of 3G subscribers to 2.29 million on December 31, 2007. At the end of 2007, 3G ARPU was 63% higher than that of 2G.

•	Mobile VAS revenue for 2007 was NT$5.2 billion, posting an 24.2% increase year-on-year, with SMS revenue up 28.6% and mobile internet revenue up 42%.

Fixed-line Services

•	As of the end of 2007, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.95 million.

Recent Updates

In its two-month share buyback program, which commenced on August 29, 2007, the Company repurchased 121.1 million common shares. Because of the capital reduction program conducted last year, the repurchased shares were reduced on pro rata in 4Q 2007. Furthermore, the Company cancelled the remainder in February 2008; as a result, the total number of shares outstanding is now 9.56 billion.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this press conference were prepared and published in accordance with US GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between US GAAP and ROC GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw